EXHIBIT (f)

Description of Queensland and Queensland Treasury Corporation

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the Israel-Hamas conflict;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

In pursuance of its statutory objectives and functions, the Corporation provides a range of financial services to the State and its public sector entities, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”). These services include:

•	managing the State’s funding program in the global capital markets to deliver sustainable and cost-effective borrowings for its clients;

•	centralizing the management of clients’ borrowings, cash investments and financial risks; and

•	offering a range of financial risk management and advisory services to clients on their financial exposures, to identify opportunities to minimize costs and risks, and maximize outcomes.

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As at June 30, 2023, the Corporation had assets totaling A$173.270 billion and liabilities totaling A$172.598 billion (compared to total assets of A$169.052 billion and total liabilities of A$168.497 billion as at June 30, 2022). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the State Investment Operations segment holds portfolios of assets which are held to fund the superannuation, other long-term obligations of the State, as well as to support other state initiatives.

The Capital Markets Operations segment had assets totaling A$129.795 billion and liabilities totaling A$129.123 billion as at June 30, 2023 (compared to assets of A$128.680 billion and liabilities of A$128.124 billion as at June 30, 2022). In relation to the State Investment Operations segment, assets totaled A$43.475 billion and liabilities totaled A$43.475 billion as at June 30, 2023 (compared to assets of A$40.372 billion and liabilities of A$40.372 billion as at June 30, 2022).

The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State of Queensland is Mr. Michael Carey.

The powers, functions and duties of the Under Treasurer (save for those relating to the State Investment Operations segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chair of the Board is Mr. Damien Frawley.

Mr Leon Allen was appointed Chief Executive Officer of the Corporation in February 2023. The Executive Leadership Team includes four Managing Directors covering Funding and Markets, Advisory Services, Business Services, and Risk.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing, Lending and Cash Management Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to Government Bodies.

QTC has an established platform of debt funding facilities to source funds on a global basis. At June 30, 2023, the total borrowings of the Corporation (at fair value) were A$118.534 billion. This amount included debt issued under overseas funding programs equivalent to A$1.148 billion based on the prevailing rates of exchange at June 30, 2023. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$156.4 million for the year ended June 30, 2023 compared to a loss of A$36.2 million for the year ended June 30, 2022.

The repayment of principal and the payment of interest on all AUD debt securities issued by the Corporation under funding programs established within Australia (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) are unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act.

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Section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this statutory provision, the repayment of principal and the payment of interest on all debt securities issued by the Corporation under funding programs established outside of Australia have been unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland under section 33 of the Act.

As part of QTC’s lending and liability management arrangements, QTC has established client lending products from which Government Bodies access funds. As at June 30, 2023, the market value of the Corporation’s onlendings to its clients totaled A$91.407 billion of which A$27.944 billion was to government owned corporations.

QTC provides its clients with investment solutions including an overnight facility, a managed short-term fund (the “Cash Fund”) and fixed rate deposits. The Cash Fund is a short to medium term Australian dollar capital guaranteed product and provides a vehicle whereby clients’ temporary surplus cash balances are invested in a portfolio of money market and term asset securities. QTC also offers some of its clients a foreign exchange service to hedge their foreign currency exposures.

State Investment Operations

Separately from QTC’s capital market operations, QTC holds two portfolios of assets that were transferred from the Queensland Government under administrative arrangements. These assets are held in unit trusts managed by QIC Limited. QTC issued the State of Queensland a fixed rate note for each portfolio in return for the assets transferred under these arrangements. These two portfolios, the Long Term Assets portfolio and the Queensland Future Fund portfolio, make up QTC’s State Investment Operations segment (“SIO”).

Recognizing the direct relationship between these fixed rate notes and the invested assets of SIO, any difference between the interest paid by QTC on the fixed rate notes and the return received by the State Investment Operations segment on the invested assets is recognized in the financial statements annually as a market value adjustment to the value of the fixed rate note. The market value of assets held by the State Investment Operations segment as at June 30, 2023 totaled A$43.475 billion, which matched the market value of the financial liabilities of A$43.475 billion.

The State Investment Advisory Board is responsible for oversight of the invested assets of the State Investment Operations segment. This segment does not generate cash flows and has no impact on QTC’s capital market operations or its ability to meet its obligations.

Risk Management

The Corporation takes an enterprise-wide approach to risk management, which involves managing the organisation’s risk on a consistent and comprehensive basis and requires the engagement of all staff. As part of this approach, the Corporation monitors and manages risks through the identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include operational and financial market risks including the risk that the corporation cannot access funding to meet debt servicing obligations and client borrowing requirements.

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The Corporation is not subject to Australian prudential standards nor the Bank of International Settlements, Basel II and Basel III accords. However, the Corporation has in place comprehensive policies, procedures, and risk limits and tolerances to manage its funding, liquidity, credit and market risks, all of which are monitored by various risk and governance functions, including oversight and approval from the Board and its sub-committees.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (“HQLA”), which can be readily liquidated if required. Included in these HQLA assets are funds held in advance of requirement to fund both the redemption of maturing debt and clients’ projected debt financing requirements.

The Corporation and its Board also manage and maintain adequate capital to support the Corporation’s risk profile and risk appetite.

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QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 183,492 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.4 million persons, or 20.5% of Australia’s population as at 31 March 2023. As at June 30, 2022, 72.7% of Queensland’s population lived in South-East Queensland, an area with warm subtropical climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.4 million persons. There are nine other population centers in Queensland with over 50,000 persons.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

Under the Australian Constitution, the federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters, the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates were historically centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades has underpinned a move away from central wage fixation toward enterprise based agreements.

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Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a fixed four year term.

The most recent Queensland State election was held in October 2020. The Australian Labor Party was returned to Government for a third term after winning 52 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable Steven Miles, who became Premier on December 15, 2023 following the resignation of Annastacia Palaszczuk. Mr. Miles entered the State Parliament in 2015 and served as Deputy Premier between May 2020 and December 2023. The next state election is due to be held in October 2024.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council comprises of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

In recent years, the Queensland economy has battled with the impacts of the global COVID-19 pandemic, with outbreaks and related restrictions on activity in Australia and many other countries leading to a severe deterioration in national and international economic activity.

However, Queensland’s comparatively strong health response has meant the State’s economic recovery and labor market has been a standout among Australia’s states and territories, as well as other peer economies internationally. Domestic activity and employment have rebounded strongly as restrictions have progressively been unwound.

Agriculture, forestry and fishing is a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the liquefied natural gas industry has seen rapid expansion and transformation into a major international export sector over the past decade. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region surrounding Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (LNG) plants at Gladstone has opened the sector up to major export markets in Asia. Valued at A$24.1 billion in 2022-23, LNG has become Queensland’s second most valuable commodity export after metallurgical coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of resources (including coal, LNG and minerals) accounted for around 83% of Queensland’s international merchandise exports in 2022-23.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism has also been an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside. International tourism has continued to recover following the COVID-19 pandemic and after the reopening of international borders in late 2021. In 2022-23, there were 26.7 million international tourist visitor nights spent in Queensland, up from only 770,000 in 2020-21 but still below the 36.0 million in pre-COVID 2018-19.

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Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the healthcare and professional scientific and technical services sectors has increased.

Economic Plan

Queensland’s strong economic performance is enabling the Queensland Government to continue to address the challenges facing Queenslanders today, while also laying a solid foundation for future growth and prosperity. It is also from this strong position that the government is able to support the delivery of its overarching community objectives of good jobs, better services, and great lifestyle.

Despite subdued global economic conditions, the Queensland economy grew by 2.3% in 2022–23. In October 2023, employment in Queensland was 286,900 persons, or 11.1%, above its pre-COVID level of March 2020. This is the second strongest rate of jobs growth of any state or territory, and accounted for one quarter of national job gains, over that period.

This strong economic and labor market performance, and the impact of high coal prices, has enabled the Queensland Government to deliver nation-leading cost-of-living support in the short term to Queensland households and businesses, while also funding investments in critical infrastructure and services that support longer-term growth.

As outlined in the 2023-24 Queensland Budget, the government’s current overarching economic strategy framework identifies key opportunities to leverage Queensland’s strengths and drive the creation of good and secure jobs in more industries. These include growing its traditional and emerging industries, expanding supply chains and seizing opportunities in the lead up to the Brisbane 2032 Olympic and Paralympic Games and beyond.

Key corresponding enablers to capitalize on these opportunities and drive future growth include: a larger, more skilled workforce; targeted infrastructure investment; a competitive investment environment; expanded trade networks; increased innovation and digitalization; and maintaining the state’s strong Environmental, Social and Governance (“ESG”) credentials.

By focusing on key opportunities and enablers to enhance Queensland’s competitiveness and productivity, the government is helping to facilitate the growth of a more sustainable, diversified and increasingly decarbonized economy. These economic policy settings will, in turn, support the state’s ongoing economic and energy transformation, and improve the liveability and sustainability of Queensland communities.

Reflecting some of the immediate challenges facing Queenslanders, the government is providing A$8.224 billion in concessions in 2023–24 to support families and businesses facing cost-of-living pressures, an increase of more than 21% from 2022–23. Further, the 2023-24 Budget provides A$1.617 billion in new and expanded cost-of-living measures. This includes A$1.483 billion to deliver additional electricity bill support for households and small businesses facing cost-of-living pressures.

The Queensland Government is focused on supporting economic growth through lifting the responsiveness of the housing market. The most recent Budget allocates increased funding of A$1.1 billion for the delivery and supply of social housing across Queensland through the Housing and Homelessness Action Plan (2021-2025), including to meet higher construction costs and to boost the QuickStarts Queensland program target by 500 homes, bringing it to 3,265 social housing commencements by June 30, 2025.

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Since the release of the 2023-24 State Budget, the government has announced further significant support for Queenslanders facing cost-of-living pressures, including to help address housing affordability challenges by boosting the First Home Owner Grant. The government has also frozen the registration fee and traffic improvement fee components of Motor Vehicle Registration Costs for 2024-25.

More broadly over the longer-term, the state’s ongoing transition to a low emissions future is underpinned by the Queensland Energy and Jobs Plan (“QEJP”), which outlines the state’s pathway to transform the energy system over the next 10 to 15 years to deliver clean, reliable, and affordable power, creating a platform for strong economic growth and continued investment.

The QEJP charts an ambitious infrastructure investment pathway to 2035, including two large-scale pumped hydro power stations in regional Queensland, a total of 22 GW of new renewable energy, and major new transmission lines across the state which will form Queensland’s SuperGrid. In total, the 2023–24 Budget included a landmark capital investment of around A$19 billion across the forward estimates to support the QEJP.

The government is also directly investing in the growth and development of Queensland’s workforce. Queensland’s Clean Energy Workforce Roadmap, released in October 2023, builds on the Good people. Good Jobs: Queensland Workforce Strategy 2022–2032 and sets out a A$30 million roadmap to create a skilled, job-ready workforce to deliver Queensland’s clean energy transformation.

The Budget also backs the state’s ongoing decarbonization agenda through funding of A$520 million, over the period 2023–24 to 2029–30, to deliver the Low Emissions Investment Partnerships program, which will encourage the mining industry to fast-track capital investments that will both rapidly reduce its emissions profile and help maintain a competitive edge for the industry into the future.

The government is continuing to deliver the productivity-enhancing economic and social infrastructure needed to support a growing Queensland. This includes the Big Build capital program, which is supporting the state’s economic and energy transformation and improving the liveability and sustainability of Queensland communities. This investment will support job creation and attract people, skills and private investment to the state’s regions. The 2023-24 Budget Update includes a current capital program of A$96.2 billion over the 4 years to 2026–27.

Investing in the growth and development of a healthy and skilled workforce to help drive productivity, boost real incomes and improve standards of living remains a key priority for the government. The Budget includes A$25.791 billion in total health funding and A$21.104 billion in total education and training funding in 2023–24, as well as significant levels of ongoing expenditure to safeguard and protect communities, improve liveability and enhance Queensland’s lifestyle.

Overall, by addressing short-term challenges and laying a strong platform for future growth and a continued path towards a more decarbonized economy, the Queensland Government’s overarching economic policy settings are directly supporting delivery of the overarching community objectives of good jobs, better services, and great lifestyle, including delivering on the government’s economic strategy to create more jobs in more industries.

Economic Growth

According to the Australian Bureau of Statistics, Queensland’s economic output rose by 2.3% in 2022-23, following growth of 5.5% in 2021-22 and 2.8% in 2020-21. Real gross state product (GASP) growth in 2022-23 was primarily driven by: continued solid growth in household consumption (which contributed 1.5 percentage points to GSP growth) and further growth in public final demand (which contributed 1.2 percentage points to GSP growth). Private investment detracted 0.1 percentage points from growth.

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Net overseas exports detracted 2.5 percentage points from GSP growth in 2022-23, with a decline in exports (down 1.7%) and rapid growth in imports (up 12.6%).

The balancing item (which implicitly includes interstate trade and change in inventories) contributed 1.8 percentage points to growth in 2022-23.

Real Economic Growth—Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2017-18	419.4	4.0	2,151.8	2.9
2018-19	423.3	0.9	2,198.8	2.2
2019-20	418.5	-1.1	2,191.4	-0.3
2020-21	430.2	2.8	2,237.7	2.1
2021-22	454.0	5.5	2,333.2	4.3
2022-23	464.6	2.3	2,403.6	3.0

(a)	Chain volume measures; reference year 2021-22.

Source: ABS Annual State Accounts.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2018-19	2019-20	2020-21	2021-22	2022-23
Overseas merchandise exports (A$ billion)	90.5	79.6	60.8	124.0	133.1
Retail turnover (A$ billion)	64.8	68.7	76.6	81.0	86.5
Private gross fixed capital formation (A$ billion)	66.5	64.3	67.3	80.7	87.9
Resources exports (A$ billion)	73.3	62.0	44.8	103.1	108.3
Agricultural production (A$ billion)	14.0	14.1	15.1	17.6	18.4
Employment (‘000 persons)(a)	2,504	2,520	2,581	2,712	2,812
Unemployment rate (%)(a)	6.1	6.4	6.8	4.5	3.7
Increase in consumer prices (%)(a)	1.6	1.2	2.1	5.4	7.3
Average weekly total earnings (A$)(a)	1,197	1,249	1,250	1,312	1,381

(a)	Year-average.

Note:	All monetary values are in current prices.

Sources:	ABS Annual State Accounts; Balance of Payments and International Investment Position; Labour Force; Average Weekly Earnings; Consumer Price Index; Retail Trade.

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Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2021-22 and 2022-23.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2021-22	2022-23	2021-22	2022-23	2021-22	2022-23	2021-22	2022-23
Household consumption	3.8	3.0	1.9	1.5	4.3	5.1	2.1	-0.1
Private investment	9.3	-0.8	1.6	-0.1	7.5	0.8	0.3	0.2
-Dwellings	4.4	-6.1	0.3	-0.3	2.6	-4.0	0.1	-0.2
-Business investment	9.3	5.2	0.9	0.5	8.3	6.7	0.9	0.7
(i) Non-dwelling construction	10.9	4.2	0.5	0.2	4.7	8.3	0.2	0.4
(ii) Machinery and equipment	10.0	6.0	0.4	0.2	10.8	5.4	0.4	0.2
-Other business	3.8	6.1	0.1	0.1	11.6	5.2	0.2	0.1
Private final demand(b)	5.2	2.0	3.5	1.4	5.1	3.9	3.4	2.6
Public final demand(b)	5.1	4.5	1.4	1.2	6.5	2.4	1.7	0.7
Overseas exports	2.2	-1.7	0.6	-0.5	-0.3	6.5	-0.1	1.6
Overseas imports	8.3	12.6	-1.3	-2.0	6.9	9.3	-1.3	-1.8
Balancing item	n.a.	n.a.	1.6	1.8	n.a.	n.a.	n.a.	n.a.
Statistical discrepancy	n.a.	n.a.	-0.1	0.5	n.a.	n.a.	0.0	0.2
GSP/GDP	5.5	2.3	5.5	2.3	4.3	3.0	4.3	3.0

(a)	Chain volume measure; reference year 2021-22.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS Australian National Accounts: State Accounts and ABS Australian National Accounts.

Based on ABS Annual State Accounts data (see table above), key features are:

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Household consumption in Queensland rose 3.0% in 2022-23, following on from strong growth of 3.8% in 2021-22. Strong labor market conditions, previous stimulus from both the Australian and state governments, higher asset prices and international border closures have supported household consumption over the past two years. Looking forward, the substantial and abrupt increases in lending rates and elevated inflation are expected to put pressure on household budgets, particularly as households continue to roll-off fixed rate mortgages, and constrain real consumption growth, in 2023-24. In 2024-25, the Federal government Stage 3 income tax cuts are expected to provide a boost to consumption growth.

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Dwelling investment fell 6.1% in 2022-23, as residential construction activity in 2022 was constrained significantly by material and labor supply shortages, poor weather and flooding, and several construction company insolvencies. However, there are clear signs that supply constraints are beginning to ease, particularly for materials. New and used construction in September quarter 2023 was 12.2 per cent above its trough in June quarter 2022. Conversely, renovation activity, which is traditionally more discretionary in nature, has trended lower as higher interest rates impact household budgets. Record low interest rates and substantial government stimulus drove strong increases in building approvals and lending indicators throughout 2020-21. However, given the supply constraints faced by the sector across 2021 and 2022, there remains a near-record value of residential building work in the pipeline (A$12.8 billion as of June quarter 2023). Supported by the continued easing of supply constraints, dwelling investment is expected to rebound strongly in 2023-24, followed by further moderate growth in 2024-25.

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•

Business investment in Queensland rose 5.2% in 2022-23, following strong growth of 9.3% the previous year. Growth in 2022-23 was driven by machinery & equipment investment (up 6.0%) and engineering construction (up 6.6%), while non-residential building construction (up 2.0%) grew more modestly. While construction cost growth has moderated, indicators suggest that business confidence, conditions and capacity utilization rates have eased over the past year. Reflecting the impacts of higher interest rates and the anticipated continuation of commodity price softening, business investment growth is expected to moderate in 2023-24 from the strong growth recorded over the previous two years.

•

According to the ABS, the volume of Queensland’s overseas exports fell 1.7% in 2022-23, as a decline in goods exports (down 5.4%) more than offset a strong recovery in services exports (up 72.6%). Within Queensland’s goods exports, LNG exports fell 5.8% due to unscheduled plant maintenance, while coal exports remained subdued as a result of weather-related supply constraints. Agricultural exports grew strongly in 2022-23, driven by an increase in cotton and crops exports, as higher than average rainfall during late 2022 and early 2023 boosted production. Overseas exports are expected to grow in 2023–24, as supply constraints previously affecting goods exports unwind and services exports continue to recover towards pre-COVID 19 levels.

•

Overseas exports rose strongly in 2022-23, up 12.6%, with a recovery in services imports (up 60.6%) adding to continued robust growth in goods imports (up 6.7%). Goods imports growth is expected to moderate, weighed down by slowing household consumption and the weaker A$, while services imports are expected to continue to recover towards their pre COVID trend.

Overseas Merchandise Exports

Queensland is Australia’s second largest exporting state, accounting for 22.2% of Australia’s total merchandise exports in 2022-23.

The nominal value of Queensland’s overseas merchandise exports rose 7.4% in 2022-23, driven by higher oil prices flowing through to Queensland’s LNG exports, and strong growth in agricultural exports, particularly for crops and cotton.

The value of Queensland’s coal exports rose A$775 million, to A$72.4 billion in 2022-23, driven by strong growth in thermal coal exports (up A$6.3 billion), more than offsetting a decline in metallurgical coal exports (down A$5.2 billion). The average price for Queensland’s hard coking coal exports moderated in 2022-23, falling from A$453 per tonne in 2021-22 to A$401 per tonne. Despite the decline, this was the second highest financial year price on record (behind only 2021-22), well above the previous high of A$321 per tonne back in 2008-09. In contrast, year-average prices for thermal (A$296 per tonne) and semi-soft/PCI coal (A$391 per tonne) continued to rise, reaching record highs. Coal volumes, particularly for metallurgical coal, were impacted by weather related supply constraints, which was offset by strong growth in thermal coal exports, driven by the ramp up in production at the new Carmichael mine and the recommencement of exports to China following the lifting of its ban on Australian coal imports.

The value of LNG exports rose A$4.7 billion to A$24.1 billion in 2022-23, with a 31.8% increase in export prices more than offsetting a 5.8% decline in volumes. Most of Queensland’s LNG exports are sold under long-term contracts linked to global oil prices, with several months lag. Elevated oil prices in recent years have driven the value of LNG exports to record highs. Export volumes fell largely due to maintenance issues at one of the LNG plants on Curtis Island and tightness in the domestic market.

The value of metals exports fell A$444 million to A$11.1 billion in 2022-23, driven by falls in the value of lead (down A$323 million) and copper (down A$241 million) exports. Of the other key metals, the value of aluminium exports (up A$45 million) rose modestly, while zinc exports (down A$0.3 million) were largely unchanged. The decline in lead exports primarily reflected lower export volumes, while the fall in copper export values was due to lower prices.

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The value of meat (primarily beef) exports rose A$627 million, to A$7.1 billion in 2022-23, reflecting both higher volumes (up 7.5%) and prices (up 2.1%). Record high export prices have encouraged farmers to increase beef production and exports, although volumes remain well below their levels in 2019-20.

Favorable growing conditions in Queensland resulted in the value of Queensland’s crop exports (including cotton) increasing by A$2.5 billion in 2022-23, to A$6.4 billion. Exports of cotton lint (up A$1.3 billion to A$2.6 billion), wheat (up A$486 million to A$1.5 billion), grain sorghum (up A$380 million to A$1.0 billion) and chickpeas (up A$100 million to A$369 million) all contributed to the strong growth in the year.

Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2020-21	2021-22	2022-23(p)
Rural
Meat	5,461	6,424	7,051
Textile fibers(b)	385	1,307	2,663
Cereals and cereal preparations	636	1,654	2,542
Vegetables and fruit	887	921	960
Feeding stuff for animals	107	119	144
Sugars, sugar preparations and honey(c)	1,661	2,102	2,299
Other rural	1,418	1,564	1,755

Total(c)	10,556	14,092	17,414
Crude minerals
Coal, coke and briquettes	24,720	71,645	72,420
Metalliferous ores(d)(e)	5,842	6,599	6,177
Petroleum and related products/materials	78	93	267
Gas, natural and manufactured	9,514	19,396	24,083
Other crude minerals	12	13	20

Total	40,166	97,745	102,966
Processed minerals and metals
Non-ferrous metals	4,355	4,950	4,928
Other processed minerals and metals	311	409	451

Total	4,666	5,359	5,379
Other manufactures
Machinery and non-transport equipment	1,369	1,481	1,775
Chemicals, fertilizers (excl. crude), plastics, etc.	1,045	1,290	1,309
Transport equipment	617	764	836
Leather, rubber, other materials, furniture, clothing, etc.	240	243	281
Miscellaneous manufactures and beverages	629	761	780

Total	3,900	4,540	4,981

Manufactures (sum of processed minerals and metals and other)	8,566	9,900	10,360

Total overseas exports of merchandise goods(c)	59,431	121,914	130,897

(p)	Preliminary.

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(a)	Based on the Standard International Trade Classification (SITC), Revision 4.
(b)	Includes Queensland Treasury’s estimate of cotton lint exports, which have been confidentialized by the ABS.
(c)	Includes Queensland Treasury’s estimate of raw sugar exports, which have been confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports, which have been confidentialized by the ABS.
(e)	Includes Queensland Treasury’s estimate of copper ores and concentrates exports, which have been confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data and Queensland Treasury.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

In the 2022-23 financial year, the A$ exchange rate averaged US$0.6735, a 7.2% depreciation on the previous year. So far in 2022-23, the A$ has depreciated further against the US$, averaging US$0.6499 in the first five months. Global inflation concerns and aggressive monetary policy tightening by the US Federal Reserve saw the US$ strengthen against other currencies in 2022 and 2023.

Although Queensland exports to a wide range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 83.5% of all exports (see table below). Japan remained as Queensland’s largest goods export market in 2022-23, accounting for 19.5% of total merchandise exports in the year. China was Queensland’s second largest market, with 17.0% of the State’s overseas merchandise exports. China recommenced importing Australian coal in January 2023, which will likely result in China overtaking Japan in the coming years to again become Queensland’s most valuable overseas goods exports destination. India (14.0%) and South Korea (13.5%) were also significant destinations for Queensland’s exports in 2022-23.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

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Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2020-21	2021-22	2022-23(p)
North Asia Total	55.0	52.0	55.3
China	24.4	14.0	17.0
Japan	13.6	18.2	19.5
South Korea	13.0	15.0	13.5
Taiwan	3.4	4.5	4.8
Hong Kong	0.6	0.3	0.3

South Asia Total	25.7	29.5	28.2
India	13.2	17.0	14.0
Indonesia	2.2	2.5	2.3
Malaysia	2.7	2.6	3.7
Thailand	1.0	0.7	0.8
Singapore	0.9	1.1	1.7

North America	4.3	2.7	3.2
United States	3.2	2.2	2.4
Canada	1.1	0.5	0.8

European Union(a)	4.6	7.0	6.0
United Kingdom	1.3	0.7	0.6
New Zealand	1.8	1.1	1.1
Brazil	1.2	2.0	1.5
Other	6.1	4.9	4.0

(a)	Excludes the United Kingdom.
(p)	Preliminary.

Source: ABS unpublished foreign trade data.

Tourism Exports

International tourism to Queensland has begun to recover from COVID-19 travel restrictions. In 2022-23, there were 26.7 million international tourist visitor nights in Queensland, well above the COVID-induced low of 0.8 million in 2020-21 but remaining below the 36.0 million in pre-COVID 2018-19. The United Kingdom was the largest source of tourist visitor nights in 2022-23 (4.0 million), followed by New Zealand (3.6 million) and India (2.1 million). International tourism from China, previously one of Queensland’s largest source of visitor nights, remains well below it pre-COVID levels following its relatively late reopening of international travel, (0.4 million nights in 2022-23 down from 3.8 million in 2018-19).

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Overseas tourist(a) nights by source, Queensland

(thousand nights)

	Pre-COVID (2018-2019)	2020-21	2021-22	2022-23
New Zealand	4,050	373	769	3,616
India	1,552	17	859	2,072
Thailand	331	6	47	1,664
Japan	2,124	6	51	916
Korea	1,933	3	110	573
Other Asia	9,416	106	848	5,020
United Kingdom	4,329	60	689	4,016
Germany	1,641	10	118	952
Other Europe	4,784	43	534	3,246
United States	1,885	55	218	1,307
Other Countries	3,363	3,363	3,363	3,363

Total	36,035	772	4,808	26,745

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source: Tourism Research Australia.

Interstate tourists are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2021-22 (latest available data), Queensland’s interstate tourism gross value added (“GVA”) was the largest of all states, at A$2.4 billion, slightly ahead of New South Wales (A$2.2 billion) which was more impacted by COVID-related lockdowns. In pre-COVID 2018-19, Queensland’s interstate tourism GVA was the second largest (A$3.3 billion), slightly behind New South Wales (A$3.4 billion).

Interstate tourist nights to Queensland rose 51.6% in 2022-23 to 38.9 million, to be above the pre-COVID level of 34.8 million nights in 2018-19.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 16.3% to A$71.9 billion in 2022-23. The rise in the value of imports was the result of an increase in the value of mineral fuels, petroleum and lubricants imports (up A$3.0 billion), other machinery and transport equipment (up A$2.7 billion) and road motor vehicles (up A$2.6 billion). In real terms, goods imports rose 6.7% in 2022-23.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

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Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2020-21	2021-22	2022-23(p)	Annual change, 2021-22 to 2022-23 (%)
Live animals, food, beverages & tobacco	2,308	2,501	3,022	20.8
Mineral fuels, petroleum and lubricants	6,664	13,657	16,700	22.3
Chemicals	2,736	4,569	4,954	8.4
Road motor vehicles	9,334	10,115	12,714	25.7
Other machinery and transport equipment	9,905	11,430	14,082	23.2
Other manufactured goods	10,334	11,343	12,560	10.7
Other	6,992	8,202	7,854	-4.2

Total overseas imports of goods	48,273	61,817	71,885	16.3

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

As at March 31, 2023 (latest available data), Queensland’s estimated resident population was 5.42 million, accounting for 20.5% of Australia’s population. Over the year to 31 March 2023, Queensland’s population grew by 2.3%, a little above national population growth of 2.2% over the same period.

Net interstate migration contributed 31,070 persons to Queensland’s population change over the 12 months to 31 March 2023. Over the same period, the re-opening of international borders resulted in net overseas migration rising a substantial 70,203 persons while natural increase (births minus deaths) contributed 22,924 persons.

Following an increase of 5.1% in the previous year, in year average terms, Queensland’s employment rose 3.7% in 2022-23. Employment growth during this period has been supported by solid growth in domestic activity in Queensland.

Queensland’s labor force participation rate was 66.6% in 2022-23, down marginally from 66.7% in 2021-22, which was the highest year-average participation rate since 2011-12. The tight labor market conditions saw the unemployment rate fall 0.9 percentage point to 3.7% in 2022-23, the lowest year-average unemployment rate since 2007-08. The trend unemployment rate has edged higher in early 2023-24, to 4.2% in October 2023, but remains low by historical standards.

In 2022-23, Health Care & Social Assistance remained Queensland’s largest employing industry, employing 457,000 persons (or 16.2% of total employment in the State), followed by Retail Trade (10.0%), Construction (9.5%) and Education & Training (8.9%). The private sector accounted for 82.6% of employment in Queensland in 2022-23.

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2022-23.

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Employed Persons by Industry, Queensland(a)

	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2017-18 to 2022-23
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	63.4	70.2	80.8	85.2	68.4	58.1	-1.7
Mining	61.6	69.2	66.2	78.0	79.4	70.8	2.8
Manufacturing	170.7	171.7	165.2	178.5	187.7	178.3	0.9
Electricity, Gas, Water & Waste Services	33.1	30.2	31.6	29.5	32.6	33.9	0.5
Construction	239.4	236.6	246.3	231.8	240.0	267.6	2.3
Wholesale Trade	64.4	73.4	72.0	80.1	69.1	68.3	1.2
Retail Trade	262.1	252.9	231.4	266.2	254.9	282.3	1.5
Accommodation & Food Services	181.9	192.4	191.5	182.4	206.1	196.9	1.6
Transport, Postal & Warehousing	140.8	136.7	129.1	134.6	140.8	149.0	1.1
Information Media & Telecommunications	28.4	33.4	28.6	27.3	29.1	23.8	-3.5
Financial & Insurance Services	62.1	65.7	59.7	75.7	69.7	78.4	4.8
Rental, Hiring & Real Estate Services	47.9	42.5	52.2	51.6	55.8	42.4	-2.4
Professional, Scientific & Technical Services	169.2	169.0	192.0	189.8	212.9	219.7	5.4
Administrative & Support Services	90.6	85.2	87.4	80.3	83.3	94.2	0.8
Public Administration & Safety	149.8	168.5	157.2	165.9	170.3	184.0	4.2
Education & Training	203.1	217.8	217.4	209.6	234.0	249.6	4.2
Health Care & Social Assistance	351.3	350.5	355.0	375.1	426.0	457.0	5.4
Arts & Recreation Services	45.2	43.6	45.5	43.5	40.7	46.9	0.7
Other Services	106.5	101.9	104.9	101.7	115.3	114.1	1.4

Total(b)	2,471.3	2,511.3	2,514.1	2,586.8	2,716.1	2,815.4	2.6

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

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Employed Persons by Industry, Rest of Australia(a)

	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2017-18 to 2022-23
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	268.0	266.7	257.3	259.4	244.6	245.3	-1.8
Mining	163.5	181.3	177.5	185.7	206.3	218.2	5.9
Manufacturing	736.9	736.4	725.1	698.3	693.0	701.7	-1.0
Electricity, Gas, Water & Waste Services	116.0	124.6	125.0	124.1	124.1	130.2	2.3
Construction	932.8	931.1	935.9	930.7	922.0	1,036.8	2.1
Wholesale Trade	301.0	316.4	320.0	300.3	283.3	296.3	-0.3
Retail Trade	1,023.4	1,022.9	1,002.6	1,015.0	1,023.0	1,059.7	0.7
Accommodation & Food Services	707.0	705.9	658.5	650.6	662.0	745.7	1.1
Transport, Postal & Warehousing	500.1	521.4	512.4	516.0	529.2	563.8	2.4
Information Media & Telecommunications	191.5	179.9	174.2	162.0	164.6	170.1	-2.3
Financial & Insurance Services	366.6	375.6	401.8	399.8	462.6	462.4	4.8
Rental, Hiring & Real Estate Services	163.6	169.0	161.1	156.8	173.5	176.3	1.5
Professional, Scientific & Technical Services	854.2	926.3	943.9	979.3	1,010.8	1,062.1	4.5
Administrative & Support Services	324.7	342.6	349.5	335.6	343.8	339.8	0.9
Public Administration & Safety	589.5	670.1	674.6	703.9	738.4	693.9	3.3
Education & Training	821.3	823.2	866.0	900.1	893.1	910.4	2.1
Health Care & Social Assistance	1,322.0	1,333.9	1,407.8	1,423.7	1,537.0	1,651.9	4.6
Arts & Recreation Services	201.0	204.3	178.7	189.1	181.3	195.7	-0.5
Other Services	392.7	403.3	381.0	387.6	424.8	413.8	1.1

Total(b)	9,975.9	10,235.0	10,253.1	10,317.9	10,617.3	11,074.2	2.1

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

Prices

The Brisbane consumer price index (“CPI”) rose 5.4% in 2021-22 and 7.3% in 2022-23, the fastest annual growth since 1989-90. The national CPI rose 4.4% in 2021-22 and 7.0% in 2022-23. However, consistent with national trends, inflation appears to have peaked, with annual growth in Brisbane’s CPI slowing from 7.9% in September quarter 2022 to 5.2% a year later. While goods inflation has continued to ease, services inflation is proving more persistent, consistent with national and international trends.

Income

Queensland recorded 5.2% growth in average weekly earnings in 2022-23, compared with 3.9% growth nationally. Queensland’s relative strength in this measure of wages reflects its very tight labor market conditions.

The most recent figures available for average weekly earnings and household income per capita are listed below:

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Measures of Income

State	Household Income per capita 2022-23	Average Weekly Earnings 2022-23
	A$	A$
Queensland	72,664	1,381
New South Wales	80,597	1,395
Victoria	72,379	1,354
South Australia	67,490	1,257
Western Australia	84,094	1,533
Tasmania	67,227	1,201
Australia	76,798	1,389

Sources: ABS Australian National Accounts: State Accounts; Average Weekly Earnings.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the “Award” system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees.

Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2023, State and local public sector employees in Queensland totaled 440,600 persons.

The Fair Work Legislation (Secure Jobs Better Pay) Act 2022 received Royal Assent in December 2022 and implements changes over a 12-month period designed to promote job security and gender equality, and adjusts rules around enterprise agreements and bargaining.

Queensland’s industrial relations system is underpinned by Awards and Agreements. In October 2022, Queensland’s Parliament passed the Industrial Relations and Other Legislation Amendment Bill 2022 giving effect to the recommendations of the independent five-year review of the laws. Changes included strengthening workers protection from sexual, sex or gender-based workplace harassment, providing better access to parental leave and domestic and family violence leave, and promoting gender pay equity in collective bargaining. Also, minimum employment standards now align with federal standards by providing greater flexibility for paid and unpaid parental leave to include adoption, surrogacy or parentage transferred under a cultural recognition order.

Prior to the emergence of COVID-19, The Queensland Public Sector Wages Policy was for annual growth of 2.5% on agreement pay rates. While wage increases were deferred in 2020 due to the financial pressures of the COVID-19 pandemic, all affected public sector agreements incorporated an additional 2.5% wage increase at a later date to ensure there was no ongoing impact for public sector employees.

The majority of Queensland public sector certified agreements nominally expired during 2022 and 2023 and new agreements were established consistent with the government’s public sector wages offer:

•	3-year agreements with wage increases of 4% in years 1 and 2, and 3% in year 3;

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•

a non-recurrent cost of living payment that addresses pressures on workers if inflation (Brisbane March quarter annual percentage change) exceeds the wage increases established in agreements, capped at 3% of base wages.

The cost-of-living payment was triggered to the 3% cap for eligible agreements on release of the March 2023 CPI.

The Government remains committed to employment security and critical frontline services. The 2023-24 Budget reported that 91 per cent of public servants are engaged in frontline and frontline support roles.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2022-23(a)

(nominal)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	12,938	61,044	21.2
Mining	86,457	344,351	25.1
Manufacturing	27,279	138,018	19.8
Construction	34,245	170,488	20.1
Services(b)	312,511	1,692,910	18.5

Total	473,430	2,406,811	19.7

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source: ABS Annual State Accounts.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large “unconventional” resources of coal seam natural gas.

In 2022-23, Queensland’s mining industry recorded nominal GVA of A$86.5 billion, accounting for 18.3% of Queensland’s total GVA and 25.1% of Australia’s mining output. The nominal value of Queensland’s mining output has risen strongly over the past two years, up 223% from A$26.8 billion in 2020-21, driven by rapid rise in global commodity prices, particularly for coal and oil. However, over the same period real mining output has fallen by 5.0%, as a variety of supply constraints have restricted output. The mining industry employed 70,800 persons in 2022-23, accounting for 2.5% of Queensland’s total employment.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal

Coal is Queensland’s most valuable export commodity. In 2022-23, Queensland exported a record A$72.4 billion worth of coal, accounting for 55.3% of Queensland’s total merchandise exports. The value of coal exports rose 1.1%, driven by a 1.2% increase in coal tonnages as the ramp up of the new Carmichael coal mine more than offset lower metallurgical coal exports.

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The value and quantity of selected minerals produced in Queensland from 2017-18 to 2022-23 are shown in the following tables.

Queensland Key Resources Production – Estimated Value(a)

(A$ millions)

Resource	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23
Black coal(b)	45,923	52,892	40,502	27,312	85,834	83,535
Liquefied Natural Gas(c)	10,737	15,728	15,555	9,514	19,396	24,083
Copper	1,996	2,047	1,833	2,026	2,406	2,099
Gold	1,027	925	1,049	1,026	1,067	1,053
Bauxite	454	555	674	1,004	769	688
Lead	1,275	1,571	1,649	1,339	1,247	1,366
Zinc	715	839	814	844	822	845

(a)

Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal. Value of production is calculated using Queensland’s production volumes and the Australia price for each commodity.

(b)	Estimated based on Queensland’s unit export price.
(c)	Export value.

Source: Australian Department of Industry, Science and Resources, ABS and Queensland Treasury.

Queensland Key Resources Production – Volume

Resource	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23
Black coal (‘000t)	248,622	257,693	245,472	221,838	233,161	227,224
Copper (‘000t)	227	238	218	192	181	171
Gold (kg)	19,084	16,286	13,938	12,845	13,139	12,058
Silver (t)	655	823	834	916	735	660
Bauxite (‘000t)	32,030	37,708	41,087	35,812	38,110	36,229
Lead (‘000t)	228	301	288	318	259	274
Zinc (‘000t)	405	702	757	773	710	653
Coal seam gas (Mcm)(a)	35,404	37,600	39,904	40,317	40,448	38,583

(a)	National production data. The vast majority of production occurs in Queensland.

Source: Australian Department of Industry, Science and Resources.

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.7% of Queensland’s industry gross value added (nominal) and 21.2% of Australia’s total agricultural output in 2022-23. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2022-23, more than half of the nominal gross value of Queensland’s agricultural production was derived from three products – beef, cotton and sugarcane, each of which is produced primarily for export.

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Queensland also produces tropical and citrus fruits, rice, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production rose 4.5% in 2022-23 to A$18.4 billion. This was driven by gains in the gross value of cotton (up A$362 million, or 30.5%, to A$1.6 billion), sugarcane (up A$243 million, or 18.6%, to A$1.6 billion), wheat (up A$151 million, or 19.4%, to A$927 million) and grain sorghum (up A$113 million or 17.2% to A$770 million).

In real terms, the GVA of the agriculture, forestry and fishing industry rose 8.9% in 2022-23, following on from strong growth of 20.8% in 2021-22 and 21.9% in 2020-21.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2022-23.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2018-19	2019-20	2020-21	2021-22	2022-23
Gross Value (A$m)
Cattle and calves	5,803	6,547	5,902	6,826	6,613
Poultry	3,132	2,881	3,198	3,096	3,218
Pigs	989	847	1,501	2,378	2,483
Sheep and lambs	279	75	540	1,190	1,552
Sugar cane	1,192	1,188	1,211	1,307	1,550
Wool	587	568	600	631	685
Grain, oilseeds and pulses	289	363	367	389	423
Fruit and vegetables and nuts	219	215	207	217	243
Dairying (total whole milk production)	58	67	138	146	110
Cotton	108	71	63	76	95
Other	1,323	1,232	1,400	1,345	1,413

Total agriculture	13,978	14,054	15,127	17,600	18,385

Volume of Production
Beef (‘000 tonnes)	1,105	1,106	921	926	988
Sugar cane (‘000 tonnes)(a)	30,489	28,443	29,330	28,479	32,255
Wheat (‘000 tonnes)	420	418	1,594	2,222	2,600
Cotton lint (‘000 tonnes)	164	31	222	422	512
Grain sorghum (‘000 tonnes)	926	313	1,072	1,717	1,813
Chickpeas (‘000 tonnes)	118	162	251	501	292

(a)	Seasonal data.

Sources:	ABS Livestock Products; Queensland Department of Agriculture and Fisheries; Australian Sugar Milling Council; Australian Bureau of Agricultural and Resource Economics and Sciences.

Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have risen 1.2% to A$256 million in 2022-23. Demand for timber is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

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Fisheries

The value of Queensland’s fisheries and aquaculture production is estimated to have risen 1.5% to A$509 million in 2022-23, with fisheries accounting for 58% of the gross value of production and aquaculture accounting for 42%.

Manufacturing

In 2022-23, the manufacturing industry accounted for 5.8% of Queensland’s industry gross value added (nominal) and 6.3% of Queensland’s employment. Queensland’s share of Australia’s total manufacturing output was 19.8% in 2022-23.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

In 2021-22 (latest available data), food product manufacturing accounted for the largest component of manufacturing income in Queensland (28.4%), followed by primary metal & metal product manufacturing (12.6%) and fabricated metal product manufacturing (9.5%).

Construction

The Queensland construction industry directly contributed 7.2% to State GVA, whilst also providing 9.5% of employment in the State in 2022-23.

•	Dwelling investment fell 6.1% in 2022-23, after two years of solid growth.

o

A combination of record low interest rates and substantial government stimulus drove strong increases in building approvals and lending indicators throughout 2020-21 and 2021-22. As a result, dwelling investment rose 11.9% in 2020–21 and a further 4.4% in 2021-22.

o

However, ongoing construction capacity constraints, lagged impacts of adverse weather, and several insolvencies among construction companies have constrained the construction industry’s ability to meet elevated demand.

o

The combination of strong demand and constrained supply drove the value of Queensland’s residential work in the pipeline to a record A$13.8 billion in March quarter 2023. As a result, dwelling investment declined 6.1% in 2022-23.

•

Non-dwelling construction – which consists of non residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.) – rose 10.9% in 2021 22 and a further 4.2% in 2022-23.

o	New engineering construction in Queensland rose 6.6% in 2022-23, adding to 1.9% growth in 2021-22.

o	Non-residential building construction rose 2.0% in 2022-23, after 14.4% growth in 2021-22.

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Services

Transport

Queensland has 16 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south east to Burketown in the north-west. In 2022-23, the total tonnage throughput via Queensland port systems was estimated at 291.2 million tonnes (up 1.2% from 2021-22).

The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland. Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now “Aurizon”) were privatized in 2010. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has four international airports, as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country, behind Sydney and Melbourne, with 19.8 million passenger transiting in 2022-23, down from the pre COVID level of 23.6 million in 2018-19. Following several years of construction, in July 2020, the Brisbane airport opened its new runway, which has doubled the airport’s capacity.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government completed the initial build phase of the national broadband network (the “NBN”) in June 2020. The NBN is delivered through a “multi-technology mix” network comprising fibre-to-the-premises, fibre-to-the-node, fibre-to-the-basement, fibre-to-the-curb, hybrid fibre coaxial, fixed wireless and satellite technologies. The NBN is the default Statutory Infrastructure Provider (the “SIP”) for all of Australia and, where it is the SIP, it must meet legal obligations, including in relation to minimum service speed. Within its capital constrains, NBN Co will continue to upgrade the network technologies to support retailers to meet demand from end users which exceeds these minimum requirements, including implementing current plans to expand access to peak download speeds of up to close to 1 gigabit per second. As at November 30, 2023, a total of 2,467,740 homes/businesses have been declared as ready to connect in Queensland, while a total of 1,705,017 homes/businesses have had services activated.

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Tourism

Tourism directly accounted for an estimated 2.3% of overall output (gross value added, at basic prices) in the State in 2021-22 (latest estimate available). Prior to the outbreak of COVID-19 and international border closures, tourism accounted for 3.6% of overall output in 2018-19. The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

In 2022-23, 1.3 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland, up from 223,000 in 2021-22, but still below the pre-COVID level of 2.4 million in 2018-19. In total, international tourists spent 26.7 million nights in Queensland in 2022-23, up from 6.3 million in 2021-22, but still below the pre-COVID level of 36.0 million in 2018-19.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is intrastate (Queenslanders travelling within Queensland). There were 18.8 million domestic tourist overnight trips to Queensland in 2022-23, with 12.7 million intrastate trips and 6.0 million interstate trips. Domestic tourists spent 77.4 million nights in Queensland in 2022-23, up from 66.7 million in 2021-22 and above the the 71.7 million in pre-COVID 2018-19. In 2022-23, 38.5 million nights were from intrastate tourists, while 38.9 million were from interstate tourists.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding which offsets the differences in revenue raising capacity and the cost of delivering services between states, such that every state has the capacity to delivery comparable services and associated infrastructure at a similar tax burden.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue among the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2023-24, Queensland will receive around A$19.275 billion in GST revenue as published in the 2023-24 Queensland Budget Update. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement — the Intergovernmental Agreement on Federal Financial Relations — commenced on January 1, 2009. The main features of the new framework included:

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•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, territory and Australian Governments.

New governance arrangements — Australian federal relations

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements and federal relations architecture. At the core of this architecture is National Cabinet.

First Ministers will continue meeting as National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (the “CFFR”). Under the new arrangements, the CFFR will have responsibility for overseeing the financial relationship between the Commonwealth and the states and territories. This includes taking responsibility for all funding agreements, including National Partnership Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

National Health reform

The National Health Reform Agreement (the “NHRA”) commenced on July 1, 2012. In May 2020, an Addendum to the 2011 NHRA was signed by all jurisdictions and is to apply from July 1, 2020 to June 30, 2025. Funding is being provided through a combination of activity-based funding for larger hospitals and block funding for smaller regional hospitals. Under the Addendum, the Commonwealth funds 45% of the efficient growth in public hospital services, subject to a 6.5% national cap on the growth of NHRA funding, irrespective of demand growth.

At the time of the 2023-24 Queensland Budget, Queensland expected to receive Australian Government funding of A$6.503 billion under the NHRA in 2023-24.

On December 6, 2023 National Cabinet agreed to remove the 6.5 per cent annual cap on funding growth, and move to a five-year cumulative cap over the period of 2025-2030. This allows for flexibility in providing more funding in the short term to recoup the real losses incurred from inflation in 2022 and 2023. The exact impact of this on funding forecasts will not be well known until closer to the 2024-25 Budget, however in general it is expected that from 2025-26 onwards, that NHRA funding will be higher than currently forecast.

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Quality Schools

At the time of the 2023-24 Queensland Budget, Queensland expected to receive Australian Government funding of A$2.394 billion in 2023-24 (A$10.111 billion over four years to 2026-27 excluding GST) for Queensland Government schools. Non-government schools funding (including GST) will be A$4.114 billion in 2023-24 (A$17.342 billion over four years to 2026-27).

2023 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In March 2023, the CGC released its Report on GST Revenue Sharing Relativities – 2023 Update (the “2023 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2023 Update recommended A$836 (4.66%) increase in GST distributions and No worse off payments to Queensland. In assessing the circumstances of Queensland, there was a minor reduction in GST relativity however the GST share recommendation remained unchanged at 21.1%. This is above the population share of 20.48%.

Queensland’s above per capita GST share is based on the CGC’s determination that Queensland has lower fiscal capacity per capita compared to other states. Queensland is assessed to have higher spending needs for education, health and servicing regional areas and lower revenue raising capacity for land tax and transfer duty. This is partially offset by a higher capacity to raise mining royalties as a result of higher coal prices and a greater share of Commonwealth payments.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

2022-23 State Budget and 2022-23 Budget Update

With the state’s rapid and strong economic recovery from the COVID-19 crisis, due in large part to its nation leading health response, the 2022–23 Budget focus turned to creating more jobs in more industries, delivering better services and protecting the Queensland lifestyle.

The 2022–23 Budget committed A$59.126 billion over four years to fund essential social and economic infrastructure to support the state’s growing population, including a transformational investment to boost health system capacity, investment in new schools and critical infrastructure upgrades and continuation of the substantial ongoing investment in transport infrastructure.

With substantially improved economic conditions since mid-2020, revenue was expected to rebound strongly in 2021-22 and remain elevated over the forward estimates compared to the 2021-22 Budget Update, with additional funding to support service delivery and economic priorities, expected to be managed within the revenue uplift. Average annual expenditure growth was projected to be 4.1% over the five years to 2025-26 compared to annual revenue growth of 4.5% over the same period.

The 2022-23 Budget Update was released on December 7, 2022. A A$5.18 billion surplus was forecast for 2022-23, A$6.209 billion higher than the deficit of A$1.029 billion forecast in the 2022-23 Budget. The improved outlook was largely driven by upward revisions to coal and petroleum royalties, reflecting higher than expected, but temporary, global coal and oil prices, and stronger GST and payroll tax revenue.

A smaller deficit of A$458 million was projected for 2023-24, with small surpluses still projected for 2024-25 and 2025-26 largely in line with the 2022-23 Budget.

The significant public infrastructure investment program outlined in the 2022-23 Budget has been supplemented by the investment in the Queensland Energy and Jobs plan. The capital program over the four years to 2025-26 was expected to be A$64.844 billion at the time of the 2022-23 Budget Update.

2023-24 State Budget and 2023-24 Budget Update

Leveraging Queensland’s strong economic performance, the 2023-24 Queensland Budget, handed down on June 13, 2023, responded to key challenges facing Queenslanders, including addressing cost-of-living pressures, enhancing health services, improving housing affordability and keeping communities safe.

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The 2023-24 Budget provided for substantial investment in healthcare and critical infrastructure across all regions to position Queensland on a clear path towards longer-term growth and prosperity. A record capital program of A$88.729 billion over four years was announced to provide productivity enhancing infrastructure to improve the competitiveness of Queensland’s traditional industries and support growth in new and emerging sectors.

Exceptionally high coal prices and the strength of the Queensland economy resulted in higher than previously expected state revenues in 2022-23. Due to the temporary nature of royalty windfalls, revenue was expected to decline sharply in 2023-24 and then begin to stabilise in 2024-25. With disciplined control of spending supporting progress towards fiscal recovery, the 2023-24 Budget allowed the government to effectively respond to the immediate challenges of cost-of-living pressures, strengthening the health system and investing more in social and affordable housing and youth services.

The 2023-24 Budget Update was released on December 13, 2023. A A$138 million deficit is expected in 2023-24, A$2.044 billion lower than the expected deficit of A$2.182 billion in the 2023-24 Budget. The improved outlook is largely driven by upward revisions to coal and petroleum royalties, due to higher-than-expected global metallurgical coal and oil prices being received by Queensland’s key commodity producers.

A small surplus of A$122 million is projected for 2024-25, with surpluses still projected for 2025-26 and 2026-27 largely in line with the 2023-24 Budget.

The government is delivering productivity-enhancing economic and social infrastructure needed to support a growing Queensland. The capital program over the four years to 2026-27 is now expected to be A$96.22 billion and includes delivering increased health system capacity, decarbonisation of the state’s energy system, improving water security and preparing for the Brisbane 2032 Olympic and Paralympic Games.

Fiscal Principles

The Financial Accountability Act 2009 (Qld) requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility (the “Charter”). The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and Budget Update.

In the 2021-22 Queensland Budget, the Government set out its medium-term strategy for fiscal recovery, including a new Charter of Fiscal Responsibility. The aim of the Charter is to guide Budget strategy in the medium term in response to the fiscal challenges brought on by the COVID-19 pandemic. The Charter includes Fiscal Principles to support the delivery of net operating surpluses and the stabilization of net debt.

Fiscal Principle 1 – Stabilize the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

A key component of the fiscal strategy is to stabilize debt at a sustainable level in the medium term.

Queensland’s net debt to revenue ratio was 3% in 2022-23, a reduction from the 15% ratio reported in the 2021-22 Outcome. The continued revenue strength in 2022-23 has resulted in a consecutive year reduction in the GGS net debt to revenue ratio and reflects the Government’s prudent management of short-term revenue uplifts to restore fiscal buffers and provide capacity to invest in transformative infrastructure.

By 2026–27, the ratio is forecast to reach 54%, a sustainable level which is less than the 2021–22 Budget estimate for 2023–24. This follows a steady reduction in forecasts for the General Government net debt to revenue ratio in successive budget updates since the 2020–21 Budget.

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Fiscal Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. Delivering operating surpluses will assist debt stabilization.

Queensland’s net operating balance has improved substantially since the 2022-23 Budget, from an operating deficit of $1.029 billion to an operating surplus of $13.93 billion. In 2022-23, revenues grew by 21.1 per cent and expenses by 8.6 per cent compared to 2021-22.

Adjusting revenue for the extraordinary uplift from royalty revenue driven by high commodity prices over the last 2 years, revenue growth was 9.7 per cent, over 1 per cent higher than expenses growth in 2022-23.

Across the 5 years to 2026–27, average revenue growth is expected to be 4.6 per cent, compared to expenses growth of 4.4 per cent.

Fiscal Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

In 2022-23, GGS net cash flows from operating activities of $19.885 billion were more than double the GGS net cash flows from investments in non-financial assets of $9.718 billion, enabling lower borrowings in the short term to provide capacity for the state’s future capital program.

The capital program includes purchases of non-financial assets, capital grants and new finance leases and similar arrangements. The capital program delivered by the State Non-financial Sector in 2022-23 was $17.561 billion, $559 million, or 3.5 per cent higher than the estimated actual forecast in the 2023-24 Budget.

The Government announced in the 2023-24 Budget, the biggest infrastructure build ever undertaken by the State. As at the 2023-24 Budget update, a total capital program of $96.2 billion is planned over the next 4 years to 2026-27. The expanded infrastructure program will focus on delivering increased health system capacity, decarbonization of the state’s energy system, improving water security and preparing for the Brisbane 2032 Olympic and Paralympic Games.

In 2023-24, the ratio is expected to be 35 per cent increasing to 47 per cent by 2026-27.

Fiscal Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

The fiscal principle ensures that Queenslanders continue to pay less tax than Australians in other states and territories, providing a meaningful indication of the comparative impact of Queensland’s tax regime and policies.

Based on the latest available outcomes, Queensland’s taxation per capita was $708 less than the average of other jurisdictions in 2021–22. On average, Queenslanders paid $1,073 less tax than New South Wales residents and $919 less than Victorian residents.

Fiscal Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice.

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Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring that the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover.

The latest full actuarial review of the QSuper scheme was as at June 30, 2021 and it found the scheme to be fully funded. The next triennial review will report on the funding status of the scheme as at June 30, 2024.

As at June 30, 2023, WorkCover Queensland was fully funded.

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Table 1

Key Financial Aggregates

(UPF Basis)

	2019-20 Actual	2020-21 Actual	2021-22 Actual	2022-23 Actual
	A$ million
General Government Sector:
Revenue	57,778	62,791	74,185	89,810
Expenses	63,505	63,706	69,902	75,880

Net operating balance	(5,728)	(915)	4,284	13,930
Purchases of non-financial assets	6,306	6,682	7,878	9,899
Fiscal balance	(9,164)	(4,857)	(72)	8,092

Public Non-Financial Corporations Sector:
Revenue	13,589	13,269	15,951	16,270
Expenses	12,661	12,071	14,897	15,222

Net operating balance	928	1,198	1,054	1,048
Purchases of non-financial assets	3,156	3,139	3,134	4,497
Fiscal balance	305	687	593	(904)

Non-Financial Public:
Revenue	66,171	71,318	85,485	100,821
Expenses	72,056	71,770	80,356	86,341

Net operating balance	(5,886)	(452)	5,129	14,480
Purchases of non-financial assets	9,482	9,877	11,130	14,300
Fiscal balance	(9,965)	(4,973)	194	6,786

Note:    Where applicable, balances have been restated for changes in accounting policies, presentational and timing differences and errors.

Operating Statement

2022-23 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government Sector recorded an operating surplus of A$13,930 million in 2022-23, compared to a restated operating surplus of A$4,284 million in 2021-22. Queensland’s economy continued to grow in 2022-23, despite rising interest rates, inflationary pressures and temporary domestic and international supply chain constraints. Strong economic performance and exceptionally high commodity prices have resulted in a substantial improvement in the State’s fiscal position.

The fiscal balance increased from a restated deficit of A$72 million in 2021-22 to a surplus of A$8,092 million in 2022-23, mainly driven by the improved net operating surplus, offset to an extent by higher total net acquisitions of non-financial assets.

Revenue

Revenue from transactions increased by 21.06% (or A$15,625 million) in 2022-23 after increasing by 18.15% (or A$11,394 million) in 2021-22.

Commonwealth grants are the principal form of revenue for the State, accounting for around 43% of General Government revenue, with taxes and other revenues contributing around 23% and 22% respectively.

Commonwealth and other grants increased by A$4,200 million in 2022-23, mainly due to higher GST revenue primarily driven by a larger national GST pool, advance payment of disaster recovery funding, upfront funding for the Social Housing Accelerator program and an uplift in funding for quality schools under the “Quality Schools” policy.

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Increased taxation revenue in 2022-23 (A$590 million) compared to 2021-22 was reflective of the strength of the domestic economic activity and the State’s strong jobs growth and labor market performance.

GGS other revenue was A$9,450 million higher in 2022–23 than in 2021-22, predominantly due to an increase in royalties and land rents, driven by a combination of extraordinary strength in global coal and oil prices and the introduction of new progressive coal royalty tiers.

Expenses

Based on actual results, General Government expenses increased by A$5,978 million (or 8.55%) in 2022-23.

Employee and superannuation expenses were 10.2% higher in 2022-23, broadly consistent with the estimate in the 2023-24 Budget. This was due in part to numerous public sector agreements being certified within the financial year, combined with a 2.7 per cent increase in full time equivalent employees and higher defined benefit superannuation costs due to changes in actuarial assumptions and new superannuation arrangements coming into effect from July 1, 2023.

Other operating expenses were A$1,785 million (or 9.79%) higher than 2021-22 mainly due to the cost of living rebate on Queensland household’s power bills, increased demand for health, education and child and family services, and an increase in the operating costs associated with the delivery of the State’s road and rail infrastructure program.

Depreciation and amortization costs increased by A$512 million to A$5,018 million for the GGS, mainly due to increases in the stock and value of infrastructure.

Interest costs increased by A$180 million to A$1,688 million due to a rise in interest rates, with borrowing actually lower.

Grant expenses of A$14,072 million in the GGS were A$245 million higher than 2021-22. Contributing to the increase in grants expenses were higher Australian Government grants on-passed to non-government schools, payments as part of the Energy Price Relief Plan agreed by National Cabinet in December 2022 and higher community service obligations to Energy Queensland Limited. Higher grant expenses were partly offset by the impact of waste levy payments made to councils in 2021-22 and the winding down of the Australian Government’s HomeBuilder Grants program.

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Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Purchase non-financial assets and borrowings

(UPF Basis)

	2019-20 Actual	2020-21 Actual	2021-22 Actual	2022-23 Actual
	(A$ million)
Purchases of Non-Financial Assets:
General Government Sector	6,306	6,682	7,878	9,899
Public non-financial corporations sector	3,156	3,139	3,134	4,497
Non-financial public sector[1]	9,482	9,877	11,130	14,300

Borrowings:
General Government Sector	44,253	54,076	56,764	53,726
Public non-financial corporations sector	40,698	41,558	59,495	49,101
Non-financial public sector	84,944	95,627	116,252	102,821

Notes:

(1)

Under present Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector was A$303,973 million as at June 30, 2023.

Borrowings in the General Government sector were A$53,726 million at June 30, 2023, A$3,038 million less than in 2021-22. The decrease in borrowings is due to some extent to the record operating surplus in 2022-23 partly flowing through to reduce borrowing with QTC.

Capital Purchases

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2022-23 was A$9,899 million, A$2,021 million more than in 2021-22.

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Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key financial aggregates forecasts (Summary) – 2023-24 Budget Update

	2023-24 Update	2024-25 Projection	2025-26 Projection	2026-27 Projection
	A$ millions
General Government Sector:
Revenue	85,788	84,131	84,378	87,486
Expenses	85,926	84,009	84,287	86,865

Net operating balance	(138)	122	91	621
Purchases of non-financial assets	11,332	13,205	12,491	12,055
Fiscal balance	(6,709)	(8,853)	(6,965)	(5,461)

Public Non-Financial Corporations Sector:
Revenue	15,396	16,265	16,889	18,054
Expenses	15,291	15,424	15,946	16,831

Net operating balance	105	841	943	1,223
Purchases of non-financial assets	6,587	8,186	8,745	9,966
Fiscal balance	(4,234)	(4,066)	(4,138)	(4,779)

Non-Financial Public Sector:
Revenue	95,032	93,852	95,122	99,846
Expenses	96,126	94,363	95,244	99,130

Net operating balance	(1,094)	(511)	(122)	716
Purchases of non-financial assets	17,945	21,381	21,214	21,976
Fiscal balance	(12,028)	(14,383)	(12,238)	(11,322)

Table 4 below provides data on the latest forecasts and projections of the State’s purchases of non-financial assets and borrowings.

Table 4

Borrowings and Purchases of Non-financial assets

(UPF Basis)

	2023-24 Update	2024-25 Projection	2025-26 Projection	2026-27 Projection
	A$ millions
Purchases of non-financial assets:
General Government Sector	11,332	13,205	12,491	12,055
Public non-financial corporations sector	6,587	8,186	8,745	9,966
Non-financial public sector	17,945	21,381	21,214	21,976
Borrowings(1):
General Government Sector	63,373	76,841	86,388	96,758
Public non-financial corporations sector	46,528	45,551	49,031	52,390
Non-financial public sector	109,894	122,385	135,412	149,141

(1)	Borrowings inclusive of leases, securities and derivatives.

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